Copenhagen, Helsinki, Oslo, Stockholm, 3 May 2007

Interim Report First Quarter 2007

Organic growth strategy continues to pay off

- Operating profit EUR 895m, up 6% excl. contribution from International Moscow Bank (IMB) last year (EUR 853m in the first quarter 2006)
- Net profit EUR 701m, up 7% excl. IMB (EUR 665m)
- Income EUR 1,873m, up 8% excl. IMB (EUR 1,754m)
- Costs up 6% - including investments in future growth
- Cost/income ratio 53%
- Positive net loan losses of EUR 13m (EUR 31m)
  – 12th consecutive quarter with net recoveries
- Earnings per share EUR 0.27 (EUR 0.26)
- Return on equity 18% (20%)
- Risk-adjusted profit up 11%

Strong performance in strategic growth areas

- Total lending up 17%
- Mortgage lending up 14%
- SME lending up 14%
- Consumer lending up 16% - non-collateralised consumer lending up 22%
- Number of credit cards increased by 22%
- Strong asset growth in Private Banking
- Increased cross-selling of Markets' products to SMEs
- Strong increase in capital markets transactions with large corporates

"Our reinforced organic growth strategy gives us continued strong momentum in our business development in all business areas. While investing in future growth we are on track towards delivering on the ambitious financial targets we set out in December last year. The organisational changes announced last week and the ongoing implementation of our integrated operating model will support our organic growth strategy by improving the quality of our customer relations and increase time spent with customers while reducing time-to-market of our product and services. With the aim of improving our customers' experiences of doing business with us and to meet our high ambitions, we will continue to increase customer focus, people orientation and teamwork in Nordea" says Christian Clausen, President and Group CEO of Nordea.

Nordea's vision is to be perceived as the leading Nordic bank, acknowledged for its people, creating superior value for customers and shareholders. We are making it possible for our customers to reach their goals by providing a wide range of products, services and solutions within banking, asset management and insurance. Nordea has around 10 million customers, more than 1,100 branch offices and a leading netbanking position with 4.6 million e-customers. The Nordea share is listed on the stock exchanges in Stockholm, Helsinki and Copenhagen.

Income statement

EURm	Q1 2007	Q1 2006	Change %	Q4 2006	Change %
Net interest income	**1,004**	927	8	1,006	0
Net fee and commission income	**535**	507	6	549	-3
Net gains/losses on items at fair value	**291**	279	4	310	-6
Equity method[1]	**10**	20	-50	7	43
Other income	**33**	21	57	26	27
Total operating income	**1,873**	**1,754**	**7**	**1,898**	**-1**
Staff costs	**-585**	-543	8	-606	-3
Other expenses	**-383**	-367	4	-391	-2
Depreciation of tangible and intangible assets	**-24**	-23	4	-19	26
Total operating expenses	**-992**	**-933**	**6**	**-1,016**	**-2**
Loan losses	**13**	31		82	
Disposals of tangible and intangible assets	**1**	1		2	
Operating profit	**895**	**853**	**5**	**966**	**-7**
Tax expense	**-194**	-188	3	-90	116
Net profit for the period	**701**	**665**	**5**	**876**	**-20**

[1] Equity method restated, see Note 1.

Business volumes, key items

EURbn	31 Mar 2007	31 Mar 2006	Change %	31 Dec 2006	Change %
Loans and receivables to the public	**222.2**	190.7	17	214.0	4
Deposits and borrowings from the public	**126.3**	113.3	11	126.5	0
Assets under management[1]	**162.7**	145.9	12	158.1	3
Technical provisions, Life	**31.4**	28.8	9	30.8	2
Equity	**15.9**	13.6	17	15.3	4
Total assets	**357.3**	321.3	11	346.9	3

[1] Assets under management have been restated and an administrative mandate with negligible impact on earnings has been excluded. Historic figures have been adjusted accordingly.

Ratios and key figures

	Q1 2007	Q1 2006	Q4 2006
Earnings per share (EPS), EUR	**0.27**	0.26	0.34
Share price[1], EUR	**11.93**	10.20	11.67
Total shareholders' return, %	**5.7**	16.7	9.9
Equity per share[2,3], EUR	**6.13**	5.24	5.89
Shares outstanding[1,3], million	**2,589**	2,592	2,591
Return on equity, %	**18.0**	20.0	23.6
Cost/income ratio, %	**53**	53	54
Tier 1 capital ratio[1,4], %	**6.8**	6.8	7.1
Total capital ratio[1,4], %	**9.4**	9.4	9.8
Tier 1 capital[1,4], EURm	**13,102**	11,721	13,147
Risk-weighted assets[1], EURbn	**193**	174	185
Number of employees (full-time equivalents)[1]	**30,382**	29,052	29,248
Risk adjusted profit, EURm	**576**	517	567
Economic profit, EURm	**378**	348	387
Economic capital, EURbn	**9.9**	9.0	9.6
EPS, risk adjusted, EUR	**0.22**	0.20	0.22
RAROCAR, %	**23.7**	23.0	24.2
Expected losses, bp	**17**	18	19

[1] End of period.

[2] Equity excluding minority interests and revaluation reserves.

[3] See note 8.

[4] Including the result for the first three months. According to Swedish FSA rules (excluding the unaudited result for Q1): Tier 1 capital EUR 12,724m (31 Mar 2006: EUR 11,348m), capital base EUR 17,721m (31 Mar 2006: EUR 15,911m), Tier 1 capital ratio 6.6% (31 Mar 2006: 6.5%), total capital ratio 9.2% (31 Mar 2006: 9.2%).

The Group

Result summary first quarter 2007

The strong revenue generation continued in the first quarter of 2007 supported by the momentum in the execution of Nordea's organic growth strategy and continued market growth. Strong progress is especially evident in prioritised growth areas like consumer loans, Private Banking, cross-selling of Market's products and growth in Poland and the Baltics.

The strong profit trend continued in all business areas. Total income increased by 8% compared to the first quarter 2006, excluding revenues from International Moscow Bank (IMB) last year. Costs increased by 6% following investments in future growth. Operating profit was EUR 895m, up 6%, and net profit was EUR 701m, up 7% excluding IMB. Return on equity was 18% and the cost/income ratio 53%. Loan losses were positive at EUR 13m.

Nordea's newly presented streamlined organisation will further strengthen the organic growth strategy and focus on customers. By separating responsibilities for customer relations, products and services, operational efficiency will improve.

Income

Total income was EUR 1,873m, up by 8% when excluding last year's revenues of EUR 12m from the now divested holding in IMB.

Net interest income grew by 8% to EUR 1,004m. Total lending to the public increased by 17% to EUR 222bn. Double-digit volume growth continued in most segments and this largely compensated for the margin pressure still present in certain areas. Deposits increased by 11% to EUR 126bn driven by both personal and corporate volumes and deposit margins continued to improve following higher market interest rates.

Net interest income in Retail Banking increased by 7%, supported by growth in SME and consumer lending and improved income from deposits as a result of better margins and higher volumes.

In Corporate and Institutional Banking, net interest income increased by 9% following strong lending growth. In Poland and the Baltic countries lending increased by 53% and net interest income by 22%.

Corporate deposits increased by 21% and contributed positively to the increase in net interest income.

Assets under management (AuM) increased by 12% to EUR 163bn compared to the first quarter last year. Inflow was strong in Private Banking as well as in Institutional Asset management.

Net commission income increased by 6% to EUR 535m. Lending-related commissions increased by 14% to EUR 100m, reflecting the strong volume growth. Savings-related commissions income grew in total by 6%. Of this, asset management commissions increased by 3% following growth in assets under management but lower transaction fees than last year. Commissions from payments increased by 6% to EUR 181m of which card commissions grew by 9% to EUR 73m. The increase is mainly a result of growth in the number of transactions as well as increased penetration among Gold customers.

Net gains/losses on items at fair value increased by 4% to EUR 291m, from an already high level in the first quarter of 2006. Net gains/losses in Business Areas increased by 3% to EUR 273m driven by a continued successful penetration of Nordea's base of small and medium-sized companies. In addition, sale of both fixed-income and equity products grew strongly. In Group Treasury, net gains/losses were unchanged at EUR 40m compared to last year.

Income under equity method was EUR 10m compared to EUR 20m one year ago. The reduction reflects the divestment of the holding in IMB.

Expenses

Total expenses increased by 6% to EUR 992m. The increase is a result of Nordea's growth ambition and prioritised investments in certain areas with sizeable potential, as well as an increase in variable salaries. Excluding the increase in variable salaries and investment in growth areas, total expenses increased by less than 4%.

Staff costs increased by 8% to EUR 585m reflecting Nordea's growth ambitions. The average number of FTEs increased by approx. 300, or 1% compared to last year and the general wage inflation was approx. 4% in the last twelve months. Increased variable salaries accounts for approx. 1.5 %-points of the total increase in staff costs. The increase in staff costs also reflects increased costs for training and leadership development in line with the organic growth strategy.

Excluding the expansion in growth areas such as Poland and the Baltics, the average number of employees was unchanged compared to the first quarter 2006. Within the Group, the shift towards increasing number of advisory and sales-related employees in Business Areas and a falling number in processing and staff units, continued.

Other expenses amounted to EUR 383m, up by 4% compared to last year. Higher business volumes have resulted in an increase in transaction and sales-related expenses.

Total expenses in Business Areas increased by 4%. However, the implementation of strategic projects, mainly Basel II, has led to a cost expansion outside Business Areas. This is related to both staff costs and other expenses.

The cost/income ratio was unchanged at 53% and the gap between income and cost growth was 1.2%-points in the first quarter of 2007 excluding IMB.

Loan losses
Net loan losses were positive at EUR 13m reflecting recoveries maintained at a high level and limited new provisions. Provisions include EUR 20m for collectively assessed loans related to the property market in the Baltics reflecting the increased macroeconomic risk in the region. However, Nordea is confident in the overall quality of its Baltic credit portfolio.

Taxes
In the first quarter the revaluation of the tax asset in Finland has reduced the tax expenses by approx. EUR 50m. The effective tax rate in the first quarter was thus 22%.

Net profit
Net profit was EUR 701m, an increase by 7% excluding IMB. This corresponds to a return on equity of 18% compared to 20% in the first quarter last year. Earnings per share increased by 4% to EUR 0.27.

Risk-adjusted profit and capital management
Economic Capital increased by 10% to EUR 9.9bn. This is explained by the increase in credit risk exposure following the growth in lending and high business activity. Economic Profit increased by 8% to EUR 378m.

Nordea's new financial target is to double the risk-adjusted profit in 7 years which implies an average annual growth of the risk-adjusted profit of 10%. Nordea's performance in the first quarter was well in line with this target with a risk-adjusted profit growth of 11%.

Risk-weighted assets (RWA) increased by 11% to EUR 193bn compared to the first quarter last year reflecting higher business volumes. The Tier 1 capital ratio was 6.8% including the result for the first quarter. The consolidation of Orgresbank reduced the Tier 1 ratio by approx. 15 basis points, mainly reflecting goodwill. The total capital ratio was 9.4%. When applying the Swedish FSA definition, excluding the first quarter profit, the Tier 1 ratio was 6.6% and the total capital ratio 9.2%.

Nordea is in the final phase of implementing Basel II and is, as earlier communicated, expecting to report RWA under the Basel II framework from the second quarter this year.

Credit portfolio
Total lending was EUR 222bn and the share of personal customer lending was 44%. Within personal customer lending, mortgage loans accounted for 79%.

There was no major change in the composition of the corporate loan portfolio during the quarter. Real estate companies remain the largest industry exposure in the credit portfolio and amounts to EUR 31.6bn, representing 14% of the total lending portfolio. The lending portfolio is well diversified.

Nordea share
In the first quarter 2007, the share price of Nordea appreciated by 6% on the Stockholm Stock Exchange from SEK 105.50 on 29 December 2006 to SEK 111.50 on 30 March 2007. Total shareholder return (TSR) was 6%. Nordea reached the target of being among the top five in the European peer group measured by TSR.

Acquisition of Orgresbank completed
Nordea's acquisition of a 75.01% stake in JSB Orgresbank in Russia was finalised according to plan in the first quarter. The balance sheet of Orgresbank, with total assets amounting to EUR 0.8bn, was consolidated into Nordea Group per 31 March 2007. Given the binding exit clause agreed with minority shareholders, Nordea is consolidating 100% of Orgresbank. Financial performance in the first quarter was strong, total income amounted to EUR 18m and total costs to EUR 10m. In the full year 2006, total income was EUR 55m and total expenses EUR 31m. The income statement will be consolidated in the second quarter 2007.

Orgresbank will capture growth opportunities in the Russian corporate and retail segments. Focus areas include Russian corporate customers, Nordic corporate customers and an added focus on personal customers in the high-end segment. For personal customers, product areas in focus are mortgage loans, car loans and cards.

Nordea's new CEO
Christian Clausen succeeded Lars G Nordström as President and Group CEO of Nordea on 13 April 2007. Christian Clausen is 51 years old and he was previously Head of Asset Management & Life and since 2001 member of Group Executive Management in Nordea.

Nordea's changed organisation
The changed streamlined organisational structure, which will be established in the period up to 1 July 2007, implies a stronger customer orientation and a more simple, transparent and efficient product and service delivery chain. In addition, it involves a clear separation of the responsibilities for customer relations and products. The stronger customer orientation will be supported by combining the corporate customer units in the bank and

establishing one Nordic customer area, "Nordic Banking". This customer area will be responsible for sales and customer relationship processes covering retail and corporate segments in the Nordic region.

The product and service delivery chain will be streamlined by organising all products and related processing in the Group in two new product areas, "Banking & Capital Market Products" and "Savings & Life Products" with a simplified governance structure for the interface between customer and product units. Within these two new product areas four product divisions will be formed: Account Products, Cash Management & Payments, Capital Market Products and Savings Products & Asset Management. Segment reporting reflecting the new organisation will be adjusted in the third quarter.

The Group's vision and values foundation have been revised. The vision has been adjusted to mirror the increased ambitions of the Group. The new Nordea vision reads: *"The leading Nordic bank, acknowledged for its people, creating superior value for customers and shareholders"*.

The Group's values foundation has also been adjusted to better support the realisation of the vision and the organic growth strategy. In addition to the existing foundation three new elements "Great customer experiences", "It's all about people" and "One Nordea Team" have been included. As a consequence of this a new business support area, People & Identity will be established. This will also strengthen the Nordea brand and the focus on people management in the Group.

Gunn Wærsted to join Group Executive Management

Gunn Wærsted, former CEO of SpareBank 1 Gruppen in Norway, will 1 August 2007 join the Nordea Group Executive Management as Head of Savings & Life Products and Private Banking as well as Head of People & Identity. Gunn Wærsted will also become Nordea's Country Senior Executive in Norway.

Annual General Meeting

The Annual General Meeting (AGM) of Nordea was held on 13 April in Stockholm. Prior to the AGM, information meetings for shareholders were held in Helsinki and Copenhagen.

The AGM approved the Board of Directors' proposal of a dividend for 2006 of EUR 0.49 per share, corresponding to a payout ratio of 40% of the net profit for 2006. The payout date was 25 April 2007 and the dividend yield on the payout date was 3.9%.

Kjell Aamot, Harald Arnkværn, Hans Dalborg, Birgitta Kantola, Claus Høeg Madsen, Lars G Nordström, Timo Peltola and Björn Savén were reelected for the time period up to the next annual general meeting. Marie Ehrling, Tom Knutzen and Ursula Ranin were elected new members of the board for the same period. Hans Dalborg was elected chairman of the Board.

The AGM resolved to authorise the board of directors, for the period until the next annual general meeting, to decide on acquisition of shares in the company. Acquisitions may be made up to ten per cent of the total number of shares in the company.

The AGM further resolved to introduce a Long Term Incentive programme (LTIP) comprising up to 400 managers and key employees in the Nordea Group. The main objective of the LTIP is to strengthen Nordea's ability to retain and recruit the best talent for key leadership positions. The new programme is a combined share matching and performance share programme that will replace the existing Executive Incentive Programme in place since 2003. To participate in the programme, the participants are to invest part of their salary in Nordea shares and the outcome of the programme is based on risk-adjusted profit and total shareholder return.

Maximum pay-out in the programme requires that the risk-adjusted profit per share increases by 15% for 2007 and 12% in 2008 and that Nordea's total shareholder return (TSR) in 2007-2008 exceeds the TSR in the peer group by 10 percentage points. With a growth in risk-adjusted profit per share below 15% and 12%, respectively, or a TSR exceeding peer group TSR with less than 10 percentage points, the pay-out will be reduced accordingly. The cost of the LTIP in 2007 is expected to be of the same magnitude as the Executive Incentive Programme in place in 2006, ie approx. EUR 5m.

Rating

Nordea Bank AB (publ)'s long-term rating by Moody's was in the period improved by two notches to Aa1 following the implementation and subsequent refinement of Moody's Joint Default Analysis.

Outlook 2007

The growth strategy is paying off and Nordea is confident to be able to continue to deliver on its financial targets. Nordea believes that the strong revenue growth will continue in 2007.

As previously stated, the cost increase for the full-year 2007 is expected to be of the same magnitude as in 2006, ie 4-5%. The gap between revenue and cost growth is for the full year 2007 expected to be 3-4 %-points.

The gap and the cost forecasts are excluding the impact of Orgresbank.

Quarterly development

EURm	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Net interest income	1,004	1,006	979	957	927
Net fee and commission income (note 1)	535	549	497	521	507
Net gains/losses on items at fair value	291	310	224	223	279
Equity method	10	7	16	25	20
Other income	33	26	217	54	21
Total operating income	**1,873**	**1,898**	**1,933**	**1,780**	**1,754**
General administrative expenses (note 2):					
Staff costs	-585	-606	-550	-552	-543
Other expenses	-383	-391	-355	-372	-367
Depreciation of tangible and intangible assets	-24	-19	-23	-21	-23
Total operating expenses	**-992**	**-1,016**	**-928**	**-945**	**-933**
Loan losses	13	82	55	89	31
Disposals of tangible and intangible assets	1	2	2	3	1
Operating profit	**895**	**966**	**1,062**	**927**	**853**
Tax expense	-194	-90	-190	-187	-188
Net profit for the period	**701**	**876**	**872**	**740**	**665**
Earnings per share (EPS)	0.27	0.34	0.34	0.28	0.26
EPS, rolling 12 months up to period end	1.23	1.21	1.07	0.95	0.94

Note 1 Net fee and commission income, EURm	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Asset Management commissions	192	203	176	179	186
Life insurance	66	75	50	56	52
Brokerage	68	54	46	61	66
Custody	21	18	18	20	20
Deposits	9	9	11	9	11
Total savings related commissions	356	359	301	325	335
Payments	108	117	111	110	104
Cards	73	80	76	73	67
Total payment commissions	181	197	187	183	171
Lending	68	60	56	59	60
Guarantees and document payments	32	31	31	27	28
Total lending related commissions	100	91	87	86	88
Other commission income	37	49	36	46	41
Fee and commission income	**674**	**696**	**611**	**640**	**635**
Life insurance	-21	-16	-11	-11	-13
Payment expenses	-55	-70	-57	-53	-49
Other commission expenses	-63	-61	-46	-55	-66
Fee and commission expenses	**-139**	**-147**	**-114**	**-119**	**-128**
Net fee and commission income	**535**	**549**	**497**	**521**	**507**

Note 2 General administrative expenses, EURm	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Staff[1]	569	574	534	536	527
Profit sharing	16	32	16	16	16
Information technology[2]	124	110	106	120	120
Marketing	23	34	21	27	22
Postage, telephone and office expenses	53	44	44	47	53
Rents, premises and real estate expenses	85	87	88	80	83
Other	98	116	96	98	89
Total	**968**	**997**	**905**	**924**	**910**

[1] Variable salaries were EUR 57m in Q1 2007 (Q1 2006: EUR 49m).

[2] Refers to IT operations, service expenses and consultant fees. Total IT-related costs including staff etc, but excluding IT expenses in the Life operations, were EUR 157m in Q1 2007 (Q1 2006: EUR 151m).

	Business Areas											Other				Group		
	Retail Banking		Corporate and Institutional Banking		Asset Mgmt		Life		Business Areas total			Group Treasury		Group Functions and Eliminations		Nordea Group		
EURm	Jan-Mar		Jan-Mar		Jan-Mar		Jan-Mar		Jan-Mar		Change	Jan-Mar		Jan-Mar		Jan-Mar		Change
Customer responsible units	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**%**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**%**
Net interest income	817	766	126	116	13	12	0	0	956	894	7	28	20	20	13	1,004	927	8
Net fee and commission income	356	353	79	83	79	72	12	1	526	509	3	-2	-2	11	0	535	507	6
Net gains/losses on items at fair value	89	92	124	96	3	8	57	69	273	265	3	40	40	-22	-26	291	279	4
Equity method	7	4	2	12	0	0	0	0	9	16	-44	1	0	0	4	10	20	-50
Other income	18	17	8	2	4	3	1	0	31	22	41	4	2	-2	-3	33	21	57
Total operating income	**1,287**	**1,232**	**339**	**309**	**99**	**95**	**70**	**70**	**1,795**	**1,706**	**5**	**71**	**60**	**7**	**-12**	**1,873**	**1,754**	**7**
of which allocations	*279*	*246*	*-159*	*-138*	*-87*	*-79*	*-32*	*-30*	*1*	*-1*		*0*	*0*	*-1*	*1*	*0*	*0*	
Staff costs	-289	-276	-95	-84	-37	-34	-24	-22	-445	-416	7	-5	-4	-135	-123	-585	-543	8
Other expenses	-391	-373	-54	-59	-11	-13	-14	-16	-470	-461	2	-7	-7	94	101	-383	-367	4
Depreciation of tangible and intangible assets	-6	-8	-3	-2	-1	0	-1	-1	-11	-11	0	0	0	-13	-12	-24	-23	4
Total operating expenses	**-686**	**-657**	**-152**	**-145**	**-49**	**-47**	**-39**	**-39**	**-926**	**-888**	**4**	**-12**	**-11**	**-54**	**-34**	**-992**	**-933**	**6**
of which allocations	*-272*	*-270*	*-28*	*-33*	*9*	*4*	*0*	*0*	*-291*	*-299*		*-3*	*-4*	*294*	*303*	*0*	*0*	
Loan losses	35	44	-22	-13	0	0	0	0	13	31		0	0	0	0	13	31	
Disposals of tangible and intangible assets	0	0	0	0	0	0	0	0	0	0		0	0	1	1	1	1	
Operating profit	**636**	**619**	**165**	**151**	**50**	**48**	**31**	**31**	**882**	**849**	**4**	**59**	**49**	**-46**	**-45**	**895**	**853**	**5**
Balance sheet, EURbn																		
Loans and receivables to the public	177	154	38	32	3	2	1	1	219	189	16	0	0	3	2	222	191	17
Other assets	18	20	87	77	2	2	34	31	141	130	8	12	13	-18	-13	135	130	4
Total assets	**195**	**174**	**125**	**109**	**5**	**4**	**35**	**32**	**360**	**319**	**13**	**12**	**13**	**-15**	**-11**	**357**	**321**	**11**
Deposits and borrowings from the public	89	80	31	26	3	3	2	0	125	109	15	0	3	1	1	126	113	11
Other liabilities	100	89	92	81	2	1	32	31	226	202	12	12	10	-23	-18	215	194	11
Total liabilities	**189**	**169**	**123**	**107**	**5**	**4**	**34**	**31**	**351**	**311**	**13**	**12**	**13**	**-22**	**-17**	**341**	**307**	**11**
Equity	0	0	0	0	0	0	0	0	0	0	0	0	0	16	14	16	14	17
Total liabilities and equity	**189**	**169**	**123**	**107**	**5**	**4**	**34**	**31**	**351**	**311**	**13**	**12**	**13**	**-6**	**-3**	**357**	**321**	**11**
Economic capital	6	5	2	2	0	0	1	1	9	8	13	0	0	1	1	10	9	11
RAROCAR, %	25	27	26	24												24	23	
Other segment items																		
Capital expenditure, EURm	4	2	2	1	4	1	7	3	17	7		0	0	32	30	49	37	
Product result					**100**	**92**	**58**	**56**										

Retail Banking

- **Key product areas showing double-digit volume growth**
- **Net interest income up 7%**
- **Low cost/income ratio of 53% and high RAROCAR of 25%**

Within Retail Banking, Nordea services 7.4 million active personal customers and 600,000 active corporate customers. The business is conducted through 12 Regional Banks operating in the four Nordic markets.

Business development

The strong growth in volumes continued in the first quarter. Several product areas including corporate lending, mortgages, consumer lending, savings and credit cards noted double-digit growth. In total, revenues increased by 4%.

The double-digit growth rates in the corporate business continued into the first quarter and both corporate lending and corporate deposit experienced a year-on-year growth of 14 %. Competition on corporate lending remains fierce and the pressure on margins remained in the first quarter. Compared to the first quarter 2006 volume largely compensated the impact from the decline in margins. Corporate deposit margins were stable and revenues from corporate deposits are contributing to the income growth. Furthermore Nordea's focus on event-based advisory services eg risk management, acquisitions and generation shifts support growth in corporate lending as well as fee income.

Margins on household deposits are increasing due to the increase in market interest rates. The activity in the deposit market has been very intense. This has lead to a fierce competition and Nordea has chosen to offer competitive savings products. The increase in the volumes for these products have more than compensated for the competitive pricing. Year-on-year household deposit volumes have increased by 8 %

Mortgage lending increased by 14% year-on-year. The Nordic average margin was only down 1 basis point in the first quarter, however, the underlying pressure remains. Market shares within mortgages continued to grow in Denmark and Norway and were stable in Finland and Sweden. Market shares in Finland have declined for a period but have stabilised at a very high level following a number of successful product launches. New products like Home-flex contributed to income growth by strong sales and higher margins than traditional mortgages.

Gold customers continue to take advantage of the benefits of the customer program. The Gold credit card including an attractive travel and purchase insurance offer is issued without fee to Gold customers. During the first quarter 145,000 new credit cards were issued resulting in a 22% increase in the credit card stock. The increase in card stock has lead to a 20% increase in outstanding credit volume and double-digit growth in transaction income.

The number of gold customers increased by 8% to 2.3m, while the number of Private Banking customers increased by 15% to 80,000. Business volumes with Gold and Private banking customers increased by 13% year-on-year.

Work to capture the growth opportunities by further leveraging the customer base has continued in the first quarter. A new and more efficient sales process to personal customers including a contact policy has been finalised and is now under implementation. Also the effort to optimise the branch network distribution continued in the first quarter. This effort focuses on freeing up time for sales staff and increasing the ratio of advisers (PBA) among the branch staff.

According to Norsk Kundebarometer - a comprehensive review of customer attitudes - Nordea has experienced a leap in positive customer attitudes within the last year, both in relation to satisfaction and loyalty. Nordea has advanced significantly and now ranks second among all banks in Norway in terms of satisfaction. Loyalty-wise, Nordea has moved towards strongly loyal customers. This is a strong indication that the customer strategies - personal bank advice and customer programmes - are successful and form the platform for future sales growth.

Result

In the first quarter, Retail Banking generated income of EUR 1,287m, an increase of 4% compared to the first quarter of 2006. This was driven by strong growth in Finland and a more moderate growth in Denmark and Sweden. Net interest income increased by 7% to EUR 817m. The decline in net interest income in Norway is a result of margin pressure and the required six weeks lag between the central bank's interest rate increases and the execution of customer rate changes. Margins in Norway are now approaching the Nordic average.

Net fee and commission income increased by 1% from the first quarter 2006, where net fee and commission income was very high.

Total expenses were up 4% at EUR 686m. The number of employees increased by 1%.Loan losses were positive at EUR 35m following recoveries, particularly in Finland.

Operating profit increased by 3% to EUR 636m. RAROCAR was 25% (27%). The cost/income ratio was 53% (53%).

Retail Banking operating profit by main area

EURm	Total Q1 2007	Total Q1 2006	Regional banks in Denmark Q1 2007	Regional banks in Denmark Q1 2006	Regional banks in Finland Q1 2007	Regional banks in Finland Q1 2006	Regional banks in Norway Q1 2007	Regional banks in Norway Q1 2006	Regional banks in Sweden Q1 2007	Regional banks in Sweden Q1 2006	Nordic Functions Q1 2007	Nordic Functions Q1 2006
Net interest income	**817**	**766**	**235**	**213**	**237**	**208**	**121**	**129**	**215**	**205**	**9**	**11**
Net fee and commission income	356	353	97	98	95	86	36	39	129	131	-1	-1
Net gains/losses on items at fair value	89	92	31	34	22	26	17	16	20	16	-1	0
Equity method	7	4	7	4	0	0	0	0	0	0	0	0
Other operating income	18	17	1	2	13	11	1	1	1	1	2	2
Total income incl. allocations	**1,287**	**1,232**	**371**	**351**	**367**	**331**	**175**	**185**	**365**	**353**	**9**	**12**
Staff costs	-289	-276	-96	-94	-70	-71	-42	-39	-76	-68	-5	-4
Other expenses	-391	-373	-95	-84	-95	-90	-60	-54	-139	-141	-2	-4
Depreciations etc.	-6	-8	-1	-3	0	-1	-2	-2	-3	-2	0	0
Expenses incl. allocations	**-686**	**-657**	**-192**	**-181**	**-165**	**-162**	**-104**	**-95**	**-218**	**-211**	**-7**	**-8**
Loan losses	35	44	0	7	22	9	0	25	4	1	9	2
Operating profit	**636**	**619**	**179**	**177**	**224**	**178**	**71**	**115**	**151**	**143**	**11**	**6**
Cost/income ratio, %	53	53	52	52	45	49	59	51	60	60		
RAROCAR, %	25	27	24	27	37	33	18	26	21	22		
Other information, EURbn												
Lending	176.9	154.9	54.3	45.5	40.9	36.4	30.5	26.5	51.2	46.5		
Deposits	88.7	79.7	22.3	20.5	25.6	24.1	15.6	13.5	25.2	21.8		
Economic capital	6.0	5.4	1.9	1.6	1.4	1.3	1.0	0.9	1.7	1.6		

Retail Banking margins

Lending margins, %	Q1 2007	Q4 2006	Q1 2006
To corporates	0.90	0.92	1.00
To households			
- Mortgage	0.56	0.57	0.76
- Consumer	3.25	3.46	3.66

Deposit margins, %	Q1 2007	Q4 2006	Q1 2006
From corporates	1.06	1.06	1.01
From households	1.76	1.74	1.62

Retail Banking key figures per quarter

EURm	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Total operating income	**1,287**	1,298	1,234	1,264	1,232
Total operating expenses	**-686**	-703	-646	-669	-657
Loan losses	**35**	84	50	42	44
Operating profit	**636**	**679**	**638**	**637**	**619**
RAROCAR, %	**25**	25	25	25	27
Cost/income ratio, %	**53**	54	52	53	53
Customer base: households, million[1]	**7.4**	7.4	7.4	7.4	7.4
corporate customers, million[1]	**0.6**	0.6	0.6	0.6	0.6
Number of employees (full-time equivalents)	**17,738**	17,712	17,771	17,671	17,511

[1]Customer base defined as active customers. In the total customer base Nordea also has approx. 1.8 million inactive corporate and personal customers that potentially could be reactivated.

Corporate and Institutional Banking

- **Income up 14%, operating profit up 19% excluding IMB**
- **High business activity, especially in the capital markets area**

Corporate and Institutional Banking delivers a wide range of products and services to large corporate and institutional customers and to retail corporate customers. The business area has customer responsibility for large corporate customers listed on the main stock exchanges and other customers with an external credit rating as well as shipping, offshore and oil services companies, and financial institutions. Nordea's banking activities in Poland and the Baltic countries, comprising full-service banking activities for all customer groups, is also part of Corporate and Institutional Banking.

Business Development

In the Corporate Banking Division, customer activity continued on a high level in the first quarter of 2007. Nordea again played a prominent role in a number of large and complex structured transactions. Activity within the acquisition finance area remained on a high level during the first quarter.

Volumes in day-to-day business were high, but continuous fierce competition in the market is putting pressure on margins and prices. Corporate Banking Division is however benefiting from its strong relationship driven approach and its strong coverage in all Nordic countries.

Business activity in the Financial Institutions Division's area was strong, especially towards the end of the quarter. Following a stock market correction in February, business activity picked up significantly during March as customers' appetite for risk increased once again. By the end of the quarter much of the correction had been restored, favouring all activities in the Financial Institutions area, eg the Securities Services activities.

The strength of the Customer Team approach was apparent during the quarter, as several discussions regarding equity derivatives, structured products and leverage were finalised and new ones initiated. The innovative transactions illustrate Nordea's position as a leading supplier of advanced structured products to the Nordic financial industry.

In the first quarter 2007, Nordea continued to maintain its position as a leading provider of financial services to the Shipping, Offshore and Oil Services industries worldwide. The Division's activity level remained firm in all customer segments and particularly high within the offshore and oil services areas. As in the previous quarters, a number of large transactions were closed, including several bond transactions.

The current deal flow is on a satisfactory level, continuing the positive trend from previous years.

In the Markets Division, customer activity continued at high levels during the first quarter, mirroring the high overall activity in the financial markets. The activities targeted towards small and medium-sized Nordic corporates' use of structured solutions continued with good results in the first quarter. The efforts are supported by an increasing number of local sales personnel in larger cities in the Nordic countries.

During the quarter, Nordea led a number of major capital markets transactions, including the Bavarian Nordic and Sponda rights issues, and the TeliaSonera and Elisa Euro bond issues.

Business activity in Poland and the Baltic countries continued to be strong during the quarter. The increase in total lending was 53% compared to the same quarter 2006 and mortgage lending grew by 84%. Nordea almost doubled the number of Gold customers compared to the corresponding quarter in 2006. The larger customer base resulted in increasing sales of investment funds and credit cards.

Poland and the Baltic countries continue to expand their networks and seven new banking units were opened during the first quarter, bringing the total number to 97. The preparations for a more rapid expansion of the network are ongoing and the results will be seen gradually during the latter part of 2007. The new sales capacity will primarily target private customers and SMEs.

In the first quarter of 2007, Orgresbank continued to grow the business at a strong rate and the loan book increased by approx. 60% compared to the first quarter of last year.

During 2007, Orgresbank will continue to focus on the SME sector, while also targeting new customers within the large corporate segment and increase the efforts towards Russian household customers. A new target area for Orgresbank will be the Nordic and Baltic corporates operating in Russia.

Result

The strong business activity in 2006 continued in the first quarter of 2007. Total income reached EUR 339m, up 10% compared to the corresponding quarter of last year. When excluding the IMB equity method income from the first quarter 2006 numbers, the income growth was 14%. The growth was especially strong in Financial Institutions Division, Markets and Poland and Baltic countries.

Net interest income increased by 9% in the quarter on the back of solid growth in both lending and deposit volumes.

The strongest growth contributors were Poland and Baltic countries and Corporate Banking Division. Average lending margins decreased somewhat compared to the first quarter 2006. Commission income decreased by 5% compared to the strong first quarter last year. Net gains/losses on items at fair value increased by 29%, reflecting high customer and market activity.

Total costs increased by 5% in the quarter, with higher staff expenses as the main driver. The total number of FTEs was 3,614 by the end of the quarter, an increase of 378, or 12%, compared to a year ago. The increase is mostly related to Poland and the Baltic countries.

Provisions for loan losses amounted to EUR 22m. Provisions include EUR 20m for collectively assessed loans related to the property market in the Baltics reflecting the increased macroeconomic risk in the region. However, Nordea is confident in the overall quality of its Baltic credit portfolio.

Operating profit amounted to EUR 165m for the quarter, up 9%. When excluding the impact of the equity method for IMB from the 2006 figures, the growth was 19%. The profit growth is a result of solid topline growth and cost control.

RAROCAR reached 26% in the quarter, up two percentage points. The C/I-ratio was 45% for the quarter, down from 47% in the corresponding quarter in 2006.

CIB operating profit by main area

EURm	Total Q1 2007	Total Q1 2006	Corporate Banking Division[1] Q1 2007	Corporate Banking Division[1] Q1 2006	Financial Institutions Division[1] Q1 2007	Financial Institutions Division[1] Q1 2006	Shipping, Offshore and Oil services Division[1] Q1 2007	Shipping, Offshore and Oil services Division[1] Q1 2006	Poland and Baltics Q1 2007	Poland and Baltics Q1 2006	Other Q1 2007	Other Q1 2006	Markets[2] Q1 2007	Markets[2] Q1 2006
Net interest income	126	116	49	44	13	12	39	38	22	18	3	4	22	16
Net fee and commission income	79	83	39	41	28	25	9	9	12	8	-9	0	12	17
Net gains/losses on items at fair value	124	96	12	17	34	29	5	4	5	3	68	43	208	174
Equity method	2	12	0	15	0	0	0	0	0	0	2	-3	0	0
Other operating income	8	2	6	1	0	0	0	1	1	0	1	0	0	0
Total income incl. allocations	**339**	**309**	**106**	**118**	**75**	**66**	**53**	**52**	**40**	**29**	**65**	**44**	**242**	**207**
Staff costs	-95	-84	-20	-18	-3	-4	-4	-4	-10	-8	-58	-50	-56	-47
Other expenses	-54	-59	-14	-19	-32	-33	-6	-6	-12	-9	10	8	-37	-36
Depreciations etc.	-3	-2	-1	0	0	0	0	0	-2	-2	0	0	0	0
Expenses incl. allocations	**-152**	**-145**	**-35**	**-37**	**-35**	**-37**	**-10**	**-10**	**-24**	**-19**	**-48**	**-42**	**-93**	**-83**
Loan losses	-22	-13	0	-12	0	0	0	0	0	-2	-22	1	0	0
Operating profit	**165**	**151**	**71**	**69**	**40**	**29**	**43**	**42**	**16**	**8**	**-5**	**3**	**149**	**124**
Other information, EURbn														
Lending	38.2	32.1	12.9	12.0	1.7	2.0	9.9	8.6	5.2	3.4	8.5	6.1	8.5	6.2
Deposits	31.0	25.7	8.2	6.6	14.5	10.4	4.5	4.3	2.4	1.8	1.4	2.6	1.6	2.7
Economic capital	2.0	1.9	1.0	0.9	0.2	0.2	0.2	0.2	0.2	0.1	0.4	0.5	0.7	0.8

[1] Figures include income and costs related to the division's activities as a customer responsible unit. In addition, the division has income and costs related to its service and product responsibility that are allocated to other customer responsible units within the Group.

[2] Markets has product responsibility for trading products such as FX, fixed-income and related derivatives and is evaluated by the product result. The product result includes all income and expenses related to the respective products, which is allocated to the customer responsible units within Corporate and Institutional Banking and Retail Banking.

CIB Margins[1]

	Q1 2007	Q4 2006	Q1 2006		Q1 2007	Q4 2006	Q1 2006
Lending margins, %	0.85	0.86	0.93	Deposit margins, %	0.36	0.34	0.37

[1] Excluding Poland and Baltics and Markets.

CIB key figures per quarter

EURm	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Total operating income	339	315	482	309	309
Total operating expenses	-152	-157	-138	-152	-145
Loan losses	-22	-2	5	43	-13
Operating profit	**165**	**156**	**349**	**200**	**151**
RAROCAR, %	26	21	50	22	24
Cost/income ratio, %	45	50	29	49	47
Number of employees (full-time equivalents)[1]	3,614	3,499	3,392	3,306	3,236

[1] Excluding Orgresbank. The number of FTEs in Orgresbank was 1,036 at the end of the first quarter

Asset Management & Life

- **Asset Management income up 7%**
- **Asset Management product result up 9%**
- **Life premiums up 5%**
- **Life product result up 4%**
- **Net inflow of AuM EUR 2.6bn**

Asset Management & Life is responsible for the Group's activities within institutional investment management, life insurance and pensions, investment funds, private banking and the savings market in general.

Business development

In the first quarter Nordea's assets under management (AuM) increased by EUR 4.6bn to EUR 162.7bn. The net inflow was EUR 2.6bn, equivalent to an annualised net inflow of 7% of AuM.

AuM of Nordic retail funds ended at EUR 37.0bn, and a net outflow of EUR 0.3bn was realised in the first quarter. The net outflow was mainly from old funds in Sweden.

Performance on new and reengineered products was strong in the first quarter, with 80% of the products outperforming benchmark. In the first quarter 53% of the net inflow was channelled into new products.

In Nordic Private Banking, the first quarter was once again strong with net inflows of EUR 1.2bn leading to an AuM of EUR 44.7bn. The continued growth in Nordic Private Banking was mainly driven by the continuous growth of the customer base.

Again, European Fund Distribution achieved a positive inflow, which in the first quarter amounted to EUR 0.1bn leading to an AuM of EUR 5.8bn. The positive development is a result of good investment performance and intensified client activities with a successful promotion of new products.

Institutional asset management activities reached an AuM of EUR 27.5bn in the first quarter. Net inflow in the first quarter was a solid EUR 1.1bn, which primarily stems from a significant inflow from existing strategic clients in Denmark, and a significant number of new mandates won in Germany.

Nordea Life & Pensions was in 2006 the largest company on the Nordic market with a market share of 10.8% measured in terms of gross written premiums. During the first quarter, the providers within the new ITP corporate pension scheme in Sweden were announced. Nordea Life & Pension was chosen to be one of five providers of the scheme's traditional product, and qualified with the new traditional product "Ålderspension med premiegaranti". The scheme requires that at least 50% of the premiums should be invested in a traditional product.

The Life premium income increased with 5% to EUR 1.0bn in the first quarter compared to the first quarter last year. This solid result was achieved despite a termination of the sale of the "Kapitalpension" product and a temporary stop for transfer of customer's insurance capital from one provider to another in Sweden. The above changes were a result of an alignment of the Swedish legislation with EU principles, and have led to a loss of more than one third of the Swedish premium income. The loss was, however, compensated by strong premium growth in Denmark, Norway and Poland in the first quarter.

The financial buffers of the Life provision were strengthened with 17% compared to first quarter last year ending at EUR 2.3bn in the first quarter. This was, among other things, due to a satisfactory investment return for traditional Life products during first quarter.

Result

Despite a very strong first quarter last year, in which transaction income was at a high level, the asset management activities realised a top line growth of 7%, ending at EUR 193m in the first quarter. The 7% income growth was driven by management fees, up 11%, and transaction-related income down 10% compared to first quarter last year.

The asset management product result ended at EUR 100m in first quarter, which is 9% up compared to same quarter last year, and margins were on average unchanged compared to the first quarter 2006. Costs increased by 5% in the first quarter compared to the first quarter 2006. Due to the higher income growth, the cost/income ratio was reduced by 1%-point compared to the same quarter last year, ending at 48% in the first quarter.

In the first quarter Life saw a stable profit growth of 4%, and a decrease in operating expenses by 2% compared to the first quarter last year.

Asset Management & Life volumes and inflow

EURbn	Q1 2007	Q1 Inflow	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Nordic Retail funds	37.0	-0.3	37.2	35.7	34.9	36.0
Private Banking Activities						
Nordic Private Banking	44.7	1.2	42.3	38.8	36.7	36.3
International Wealth Management	9.5	0.2	9.2	8.7	8.5	8.8
Institutional clients	27.5	1.1	26.1	25.0	23.3	23.0
European Fund Distribution	5.8	0.1	5.7	5.2	5.5	6.5
Life & pensions	38.2	0.3	37.6	36.0	35.0	35.3
Total[1]	**162.7**	**2.6**	**158.1**	**149.4**	**143.9**	**145.9**

[1] Assets under Management have been restated and an administrative mandate with negligible impact on earnings has been excluded. Historic figures have been adjusted accordingly.

Key figures– Asset Management activities

EURm	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Net interest income	13	12	11	12	12
Net fee and commission income	173	187	145	153	158
Net gains/losses on items at fair value	3	6	7	4	8
Equity method	0	0	0	0	0
Other income	4	5	3	3	3
Total income	**193**	**210**	**166**	**172**	**181**
Staff costs	-37	-40	-34	-34	-34
Other expenses	-19	-21	-19	-20	-20
Depreciations	-1	0	-1	-1	0
Operating expenses	**-57**	**-61**	**-54**	**-55**	**-54**
Estimated distribution expenses in Retail Banking	-36	-36	-34	-35	-35
Product result	**100**	**113**	**78**	**82**	**92**
of which income within Retail Banking	*87*	*90*	*77*	*78*	*78*
Margins[1]					
Income margins (bps)	71	79	65	67	71
Operating expenses margin (bps)	-21	-23	-21	-22	-22
Distribution expenses margin (bps)	-13	-14	-13	-14	-14
Result margin (bps)	36	43	31	32	36
Cost/income ratio, %	48	46	53	52	49
Economic capital	158	179	157	163	160
Assets under management, EURbn[2]	163	158	149	144	146
Number of employees (full-time equivalents)	879	897	900	886	892

1 Annualised margins calculated using average AuM for Asset Management Activities excluding Nordic Private Banking activities. In the first quarter 2007 these assets totaled EUR 110bn.

2 Assets under Management have been restated and an administrative mandate with negligible impact on earnings has been excluded. Historic figures have been adjusted accordingly. In Q1 2007 EUR 3bn has been excluded.

Key figures– Life activities

EURm	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Profit drivers					
Traditional insurance:					
Fee contribution/profit sharing	37	47	34	35	36
Contribution from cost result	-1	-4	0	-4	-1
Contribution from risk result	5	9	6	6	7
Return on shareholders' equity/other profits	6	15	11	6	5
Total Profit Traditional	47	67	51	43	47
Total profit Unit linked	16	12	14	13	13
Estimated distribution expenses in Retail Banking	-5	-5	-4	-4	-4
Total Product Result	**58**	**74**	**61**	**52**	**56**
of which income within Retail Banking	*32*	*37*	*37*	*35*	*30*
Key figures					
Premiums written, net of reinsurance	1,021	1,112	720	964	972
of which from Traditional business	605	601	454	560	582
of which from Unit-linked business	416	511	267	404	390
Total operating expenses	40	53	38	43	40
Investment assets:					
Bonds	15,756	15,642	15,796	15,819	15,872
Equities	4,938	4,843	4,157	3,850	4,231
Alternative investments	2,395	2,345	2,264	2,066	1,957
Property	2,991	3,017	2,838	2,785	2,607
Unit linked	6,967	6,683	6,094	5,826	5,788
Total investment assets	33,047	32,530	31,149	30,346	30,455
Investment return %	1.0	2.3	2.7	-0.5	0.2
Technical provisions	31,406	30,765	29,744	29,071	28,808
of which financial buffers	2,337	2,277	1,901	1,909	1,999
Economic capital	1,110	1,035	1,008	986	986
Number of employees (full-time equivalents)	1,197	1,176	1,169	1,164	1,146

Group Treasury

- **Higher investment earnings and gross investment returns**
- **Strong funding activity**

Group Treasury is responsible for the Group's own investment portfolio and market risk-taking in financial instruments (excluding investments within insurance), raising funding for the Group as well as asset and liability management.

Business development

Financial markets were turbulent in the first quarter. The prime concern was the health of the US economy, amongst reports of increasing defaults on US housing loans. Towards the end of the quarter robust growth figures from around the world however prevailed and the market calmed down. European central banks continued to hike their interest rates, and expectations for further hikes in 2007 increased.

Nordic equity markets were up by 4-7% in the first quarter.

Interest rates increased moderately, the Euro area short-term interest rates rose some 20 bps, while the rise in longer-term rates was more muted.

The liquidity in the Bank's funding programs has been very good. Issuance activities both in the Nordic and international capital markets, including covered bonds have offered the bank good funding at attractive spreads. The French CP program that was established during the fourth quarter 2006 has become a good complement to the banks funding base.

During second half of 2006 Nordea Hypotek launched its first EUR benchmark covered bond. As part of its funding plan and to establish a credit curve in EUR, Nordea Hypotek issued in February 2007 its second EUR benchmark bond complementary to the outstanding 5-year deal.

At the end of March, the price risk involved in Group Treasury's interest rate positions, calculated as VaR, was EUR 11m compared to EUR 8m at the end of December 2006. The risk related to equities, calculated as VaR, was EUR 24m compared to 25m at the end of December 2006.

The structural interest income risk (SIIR) in the Group, which shows the effect on net interest income in the next 12 months, was EUR 220m assuming increased market rates by 100 basis points and EUR -249m assuming decreased market rates by 100 basis points.

Result

Group Treasury's result is divided into investment-related result and funding-related result. Earnings in Group Investment are defined as the net of return on investment and the return target, ie the expected average medium-term risk-free return over time, defined as the funding cost. The funding cost is directly correlated to the interest paid to Business Areas on their allocated Economic Capital. The rate is set annually and it is adjusted based on the prevailing market rate. For 2007, the funding cost is 4.00%.

Operating profit in Group Investment was EUR 27m compared to EUR 15m in the first quarter last year.

The increase in short-term rates further supported the quarterly return that was 1.25% (5.06% annualised), well above the 0.96% in the first quarter 2006 and 1.17% in the fourth quarter of 2006.

Operating profit in Group Funding was EUR 32m compared to EUR 34m in the first quarter 2006.

Group Treasury operating profit by main area

EURm	Q1 2007	Q1 2006	Group Investment Q1 2007	Group Investment Q1 2006	Group Funding Q1 2007	Group Funding Q1 2006
Net interest income	28	20	-16	-18	44	38
Net fee and commission income	-2	-2	-2	-1	0	-1
Net gains/losses on items at fair value	40	40	44	36	-4	4
Equity method	1	0	1	0	0	0
Other operating income	4	2	4	2	0	0
Total income incl. allocations	**71**	**60**	**31**	**19**	**40**	**41**
Staff costs	-5	-4	-2	-2	-3	-2
Other expenses	-7	-7	-2	-2	-5	-5
Depreciations etc.	0	0	0	0	0	0
Expenses incl. allocations	**-12**	**-11**	**-4**	**-4**	**-8**	**-7**
Operating profit	**59**	**49**	**27**	**15**	**32**	**34**

Group Treasury key figures per quarter

EURm	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Total operating income	71	93	51	41	60
Total operating expenses	-12	-12	-11	-10	-11
Operating profit	**59**	**81**	**40**	**31**	**49**
Cost/income ratio, %	17	13	22	24	18
Bonds, EURm	11,549	10,798	14,198	14,529	13,043
Equities, EURm	439	416	455	465	430
Investments, EURm	11,988	11,214	14,653	14,994	13,473
Number of employees (full-time equivalents)	99	97	101	102	97

Definitions of financial performance measures

Risk-adjusted profit

Risk-adjusted profit is defined as total income minus total operating expenses, minus Expected Losses and standard tax (27 %). In addition, Risk-adjusted profit excludes major non-recurring items.

Economic Profit

Economic Profit is derived by deducting Cost of Equity from Risk-adjusted profit.

Expected Losses

Expected Losses reflects the normalised loss level of the individual loan exposure over a business cycle as well as various portfolios. Based on the current portfolio the Expected Losses used in the Economic Profit calculations is 17 basis points, down from 19 basis points in 2006. This reflects the improved quality and repayment ability of Nordea's customers.

Cost of Equity

Cost of Equity (%) is defined as required return by investors on the Nordea share, measured as the long risk free euro rate plus required average risk premium to invest in equities multiplied by Beta, which reflects the Nordea share's volatility and correlation with market volatility.

Cost of Equity in EUR is defined as Cost of Equity (%) times Economic Capital.

The Cost of Equity is set by management once a year as a parameter to manage risk appetite and investment level. It was in 2006 set to 7.5 % and for 2007 8.0 % following higher interest rates.

Economic Capital

Economic Capital is Nordea's internal estimate of required capital and measures the capital required to cover unexpected losses in the course of its business with a certain probability. EC uses advanced internal models to provide a consistent measurement for Credit Risk, Market Risk, Operational Risk, Business Risk and Life Insurance Risk arising from activities in Nordea's various business areas. The aggregation of risks across the group gives rise to diversification effects resulting from the differences in risk drivers and the improbability that unexpected losses occur simultaneously.

RAROCAR

RAROCAR, % (Risk-adjusted return on capital at risk) is defined as Risk-adjusted profit relative to Economic Capital.

Segment reporting

Nordea's operations are organised into three business areas. The business areas are Retail Banking, Corporate and Institutional Banking and Asset Management & Life. The latter segment is divided into two columns due to transparency reasons. The business areas operate as profit centres.

According to IAS 14 the reporting of vertical integrated activities are encouraged, why, in addition to the results of the business areas, the result for Group Treasury, which conducts Nordea's financial management operations, is also disclosed.

Within Nordea, customer responsibility is fundamental. Nordea's total business relations with customers are reported in the customer responsible unit's income statement and balance sheet.

Economic Capital

Capital allocation is based on the internal framework for calculating economic capital, which reflects each business unit's actual risk exposure considering credit and market risk, insurance risk as well as operational and business risk. This framework optimises utilisation and distribution of capital between the different business areas. Standard tax is applied when calculating risk- adjusted return on economic capital.

Economic Capital is allocated to business areas according to risks taken. As a part of net interest income business units receive a capital benefit rate corresponding to the expected average medium-term risk-free return. The cost above Libor from issued subordinated debt is also included in the business areas net interest income based on the respective use of Economic Capital.

Economic Profit constitutes the internal basis for evaluating strategic alternatives as well as for the evaluation of financial performance.

Allocation principles

Cost is allocated based on calculated unit prices and the individual business areas' consumption. Income is allocated with the underlying business transactions as driver combined with the identification of the customer responsible unit.

Assets, liabilities and economic capital are allocated to the business areas. Group Functions and Eliminations consists of income statement and balance sheet items that are related to the unallocated reconciling items/units.

Asset Management & Life has customer responsibility within investment management and in private banking outside a joint unit with Retail Banking. In addition, Asset Management & Life commands product responsibility for investment funds and life insurance products. The operating profit shown in the accompanying table includes the customer responsible units. The product result for Asset Management and Life respectively represent the Group's total earnings including income allocated to Retail Banking on these products, as well as sales and distribution costs within Retail Banking.

Transfer pricing

Funds transfer pricing is based on current market interest rate and applied to all assets and liabilities allocated to or booked in the business areas or group functions.

Group internal transactions between legal entities are performed according to arm's length principles in conformity with OECD requirements on transfer pricing. The financial result of such transactions is reported in the relevant business area based on assigned product and customer responsibilities. However, the total result related to investment funds is included in Retail Banking, as well as sales commissions and margins from the life insurance business.

Group Functions and Eliminations

Group Functions and Eliminations include the unallocated results of the four group functions: Group Processing and Technology, Group Corporate Centre, Group Credit and Risk Control and Group Legal and Compliance. Group Treasury, which is part of Group Corporate Centre, has been excluded in this calculation as this is treated as a vertical integrated segment and therefore reported separately.
Expenses in Group Functions, not defined as services to business areas, and profits from associated undertakings that are not included in the customer responsible units are reported under this heading.

Business Areas

EURm	Retail Banking					Corporate and Institutional Banking					Asset Management					Life				
Customer responsible units	**Q1 2007**	**Q4 2006**	**Q3 2006**	**Q2 2006**	**Q1 2006**	**Q1 2007**	**Q4 2006**	**Q3 2006**	**Q2 2006**	**Q1 2006**	**Q1 2007**	**Q4 2006**	**Q3 2006**	**Q2 2006**	**Q1 2006**	**Q1 2007**	**Q4 2006**	**Q3 2006**	**Q2 2006**	**Q1 2006**
Net interest income	817	822	807	781	766	126	127	120	120	116	13	12	11	12	12	0	0	0	0	0
Net fee and commission income	356	372	340	351	353	79	81	77	85	83	79	91	62	68	72	12	17	9	4	1
Net gains/losses on items at fair value	89	90	75	88	92	124	102	81	77	96	3	6	7	4	8	57	80	51	61	69
Equity method	7	4	2	5	4	2	2	3	13	12	0	0	0	0	0	0	0	0	0	0
Other income	18	10	10	39	17	8	3	201	14	2	4	5	3	3	3	1	1	6	1	0
Total operating income	**1,287**	**1,298**	**1,234**	**1,264**	**1,232**	**339**	**315**	**482**	**309**	**309**	**99**	**114**	**83**	**87**	**95**	**70**	**98**	**66**	**66**	**70**
of which allocations	*279*	*263*	*228*	*248*	*246*	*-159*	*-137*	*-116*	*-135*	*-138*	*-87*	*-89*	*-76*	*-79*	*-79*	*-32*	*-37*	*-37*	*-35*	*-30*
Staff costs	-289	-293	-278	-280	-276	-95	-92	-80	-88	-84	-37	-39	-34	-34	-34	-24	-25	-22	-23	-22
Other expenses	-391	-406	-363	-383	-373	-54	-63	-55	-62	-59	-11	-13	-11	-12	-13	-14	-22	-15	-20	-16
Depreciation of tangible and intangible assets	-6	-4	-5	-6	-8	-3	-2	-3	-2	-2	-1	-1	-1	-1	0	-1	-6	-1	-1	-1
Total operating expenses	**-686**	**-703**	**-646**	**-669**	**-657**	**-152**	**-157**	**-138**	**-152**	**-145**	**-49**	**-53**	**-46**	**-47**	**-47**	**-39**	**-53**	**-38**	**-44**	**-39**
of which allocations	*-272*	*-294*	*-264*	*-276*	*-270*	*-28*	*-33*	*-30*	*-39*	*-33*	*9*	*8*	*6*	*6*	*4*	*0*	*0*	*0*	*0*	*0*
Loan losses	35	84	50	42	44	-22	-2	5	43	-13	0	0	0	4	0	0	0	0	0	0
Disposals of tangible and intangible assets	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Operating profit	**636**	**679**	**638**	**637**	**619**	**165**	**156**	**349**	**200**	**151**	**50**	**61**	**37**	**44**	**48**	**31**	**45**	**28**	**22**	**31**
Balance sheet, EURbn																				
Loans and receivables to the public	177	172	164	161	154	38	36	31	32	32	3	3	2	2	2	1	1	1	1	1
Other assets	18	22	25	21	20	87	79	74	76	77	2	1	2	2	2	34	34	31	31	31
Total assets	**195**	**194**	**189**	**182**	**174**	**125**	**115**	**105**	**108**	**109**	**5**	**4**	**4**	**4**	**4**	**35**	**35**	**32**	**32**	**32**
Deposits and borrowings from the public	89	88	85	85	80	31	29	25	26	26	3	4	3	3	3	2	2	1	0	0
Other liabilities	100	100	98	91	89	92	84	78	80	81	2	0	1	1	1	32	32	30	31	31
Total liabilities	**189**	**188**	**183**	**176**	**169**	**123**	**113**	**103**	**106**	**107**	**5**	**4**	**4**	**4**	**4**	**34**	**34**	**31**	**31**	**31**
Equity	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total liabilities and equity	**189**	**188**	**183**	**176**	**169**	**123**	**113**	**103**	**106**	**107**	**5**	**4**	**4**	**4**	**4**	**34**	**34**	**31**	**31**	**31**
Economic capital	6	6	6	6	5	2	2	2	2	2	0	0	0	0	0	1	1	1	1	1
Other segment items																				
Capital expenditure, EURm	4	1	1	2	2	2	2	2	2	1	4	6	3	1	1	7	10	2	4	3
Product result											**100**	**113**	**78**	**82**	**92**	**58**	**74**	**61**	**52**	**56**

EURm	Other										Group				
	Group Treasury					Group Functions and Eliminations					Nordea Group				
Customer responsible units	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Net interest income	28	38	33	27	20	20	7	8	17	13	1,004	1,006	979	957	927
Net fee and commission income	-2	-2	-2	-2	-2	11	-10	11	15	0	535	549	497	521	507
Net gains/losses on items at fair value	40	44	8	7	40	-22	-12	2	-14	-26	291	310	224	223	279
Equity method	1	-1	10	8	0	0	2	1	-1	4	10	7	16	25	20
Other income	4	14	2	1	2	-2	-7	-5	-4	-3	33	26	217	54	21
Total operating income	**71**	**93**	**51**	**41**	**60**	**7**	**-20**	**17**	**13**	**-12**	**1,873**	**1,898**	**1,933**	**1,780**	**1,754**
of which allocations	*0*	*0*	*0*	*0*	*0*	*-1*	*0*	*1*	*1*	*1*	*0*	*0*	*0*	*0*	*0*
Staff costs	-5	-4	-4	-4	-4	-135	-153	-132	-123	-123	-585	-606	-550	-552	-543
Other expenses	-7	-8	-7	-6	-7	94	121	96	111	101	-383	-391	-355	-372	-367
Depreciation of tangible and intangible assets	0	0	0	0	0	-13	-6	-13	-11	-12	-24	-19	-23	-21	-23
Total operating expenses	**-12**	**-12**	**-11**	**-10**	**-11**	**-54**	**-38**	**-49**	**-23**	**-34**	**-992**	**-1,016**	**-928**	**-945**	**-933**
of which allocations	*-3*	*-4*	*-3*	*-3*	*-4*	*294*	*323*	*291*	*312*	*303*	*0*	*0*	*0*	*0*	*0*
Loan losses	0	0	0	0	0	0	0	0	0	0	13	82	55	89	31
Disposals of tangible and intangible assets	0	0	0	0	0	1	2	2	3	1	1	2	2	3	1
Operating profit	**59**	**81**	**40**	**31**	**49**	**-46**	**-56**	**-30**	**-7**	**-45**	**895**	**966**	**1,062**	**927**	**853**
Balance sheet, EURbn															
Loans and receivables to the public	0	0	0	1	0	3	2	3	2	2	222	214	201	199	191
Other assets	12	11	15	14	13	-18	-14	-20	-18	-13	135	133	127	126	130
Total assets	**12**	**11**	**15**	**15**	**13**	**-15**	**-12**	**-17**	**-16**	**-11**	**357**	**347**	**328**	**325**	**321**
Deposits and borrowings from the public	0	2	3	3	3	1	1	2	2	1	126	126	119	119	113
Other liabilities	12	9	12	12	10	-23	-19	-24	-23	-18	215	206	195	192	194
Total liabilities	**12**	**11**	**15**	**15**	**13**	**-22**	**-18**	**-22**	**-21**	**-17**	**341**	**332**	**314**	**311**	**307**
Equity	0	0	0	0	0	16	15	14	14	14	16	15	14	14	14
Total liabilities and equity	**12**	**11**	**15**	**15**	**13**	**-6**	**-3**	**-8**	**-7**	**-3**	**357**	**347**	**328**	**325**	**321**
Economic capital	0	0	0	0	0	1	1	0	0	1	10	10	9	9	9
Other segment items															
Capital expenditure, EURm	0	0	0	0	0	32	90	22	39	30	49	109	30	48	37

Income statement

EURm	Note	Q1 2007	Q1 2006	Full year 2006
Operating income				
Interest income		*2,902*	*2,381*	*9,669*
Interest expense		*-1,898*	*-1,454*	*-5,800*
Net interest income		1,004	927	3,869
Fee and commission income		*674*	*635*	*2,582*
Fee and commission expense		*-139*	*-128*	*-508*
Net fee and commission income		535	507	2,074
Net gains/losses on items at fair value	2	291	279	1,036
Profit from companies accounted for under the equity method		10	20	68
Dividends		0	0	6
Other operating income		33	21	312
Total operating income		**1,873**	**1,754**	**7,365**
Operating expenses				
General administrative expenses:				
Staff costs		-585	-543	-2,251
Other expenses		-383	-367	-1,485
Depreciation, amortisation and impairment charges of tangible and intangible assets		-24	-23	-86
Total operating expenses		**-992**	**-933**	**-3,822**
Loan losses	3	13	31	257
Disposals of tangible and intangible assets		1	1	8
Operating profit		**895**	**853**	**3,808**
Tax expense		-194	-188	-655
Net profit for the period		**701**	**665**	**3,153**
Attributable to:				
Shareholders of Nordea Bank AB (publ)		700	663	3,145
Minority interests		1	2	8
Total		**701**	**665**	**3,153**
Earnings per share, EUR		0.27	0.26	1.21

Balance sheet

EURm	Note	31 Mar 2007	31 Dec 2006	30 Sep 2006	30 Jun 2006	31 Mar 2006
Assets						
Cash and balances with central banks		2,771	2,104	3,335	2,270	3,778
Treasury bills and other eligible bills		8,137	6,678	7,304	7,653	6,884
Loans and receivables to credit institutions	4	27,502	26,792	27,244	27,301	31,819
Loans and receivables to the public	4	222,238	213,985	201,126	198,842	190,687
Interest-bearing securities		26,912	29,066	24,882	27,179	23,470
Financial instruments pledged as collateral		10,392	10,496	10,787	9,537	9,747
Shares		20,174	14,585	14,364	14,324	15,853
Derivatives	6	23,559	24,207	24,419	24,747	22,756
Fair value changes of the hedged items in portfolio hedge of interest rate risk		-77	-37	63	10	291
Investments in associated undertakings		407	398	393	512	517
Intangible assets		2,438	2,247	2,206	2,240	2,226
Property and equipment		338	307	286	283	272
Investment property		3,180	3,230	3,097	3,049	2,864
Deferred tax assets		345	382	282	314	320
Current tax assets		147	68	256	234	222
Retirement benefit assets		85	84	69	70	70
Other assets		7,037	10,726	6,750	4,993	8,063
Prepaid expenses and accrued income		1,759	1,572	1,539	1,514	1,357
Total assets		**357,344**	**346,890**	**328,402**	**325,072**	**321,196**
Of which assets customer bearing the risk		*9,519*	*11,046*	*10,155*	*9,696*	*9,516*
Liabilities						
Deposits by credit institutions		36,348	32,288	35,431	26,170	26,561
Deposits and borrowings from the public		126,340	126,452	119,074	119,062	113,306
Liabilities to policyholders		31,562	31,041	29,744	29,071	28,808
Debt securities in issue		90,204	83,417	78,595	83,559	87,742
Derivatives	6	24,327	24,939	24,130	24,836	22,377
Fair value changes of the hedged items in portfolio hedge of interest rate risk		-364	-401	-303	-378	-37
Current tax liabilities		285	263	668	565	490
Other liabilities		20,758	22,177	15,317	17,282	17,140
Accrued expenses and prepaid income		2,804	2,008	2,175	2,146	2,120
Deferred tax liabilities		626	608	472	485	466
Provisions		96	104	94	94	112
Retirement benefit obligations		462	495	467	494	489
Subordinated liabilities		7,987	8,177	8,202	8,158	8,009
Total liabilities		**341,435**	**331,568**	**314,066**	**311,544**	**307,583**
Equity	8					
Minority interests		46	46	43	42	41
Share capital		2,594	2,594	2,638	2,638	1,072
Share premium account		-	-	-	2,718	4,284
Other reserves		-193	-111	-222	-158	-239
Retained earnings		13,462	12,793	11,877	8,288	8,455
Total equity		**15,909**	**15,322**	**14,336**	**13,528**	**13,613**
Total liabilities and equity		**357,344**	**346,890**	**328,402**	**325,072**	**321,196**
Assets pledged as security for own liabilities		22,921	18,136	22,555	16,554	20,238
Other assets pledged		1,264	3,053	2,285	1,632	2,432
Contingent liabilities		23,807	22,495	23,019	19,394	19,041
Commitments		3,018,702	2,619,090	2,593,732	2,584,729	2,399,163

Statement of recognised income and expense

EURm	31 Mar 2007	31 Mar 2006
Currency translation differences during the period	-51	-2
Currency hedging	-31	-7
Available-for-sale investments:		
Valuation gains/losses taken to equity	0	-3
Tax on items taken directly to or transferred from equity	0	1
Net income recognised directly in equity	-82	-11
Net profit for the period	701	665
Total recognised income and expense for the period	**619**	**654**
Attributable to:		
Shareholders of Nordea Bank AB (publ)	618	652
Minority interests	1	2
Total	**619**	**654**

Cash flow statement

EURm	Jan-Mar 2007	Jan-Mar 2006
Operating activities		
Operating profit	895	853
Adjustments for items not included in cash flow	404	374
Income taxes paid	-298	-254
Cash flow from operating activities before changes in operating assets and liabilities	1,001	973
Changes in operating assets and liabilities	-1,121	-90
Cash flow from operating activities	-120	883
Investing activities		
Sale/acquisition of group undertakings	-40	79
Property and equipment	-36	3
Intangible assets	-10	-7
Other financial fixed assets	-67	18
Cash flow from investing activities	-153	93
Financing activities		
Issued/amortised subordinated liabilities	-115	156
Repurchase of own shares incl change in trading portfolio	-31	1
Cash flow from financing activities	-146	157
Cash flow for the period	**-419**	**1,133**
Cash and cash equivalents at beginning of period	**4,650**	**3,675**
Exchange rate difference	-23	6
Cash and cash equivalents at end of period	**4,208**	**4,814**
Change	**-419**	**1,133**

Cash and cash equivalents	31 Mar	31 Mar
The following items are included in cash and cash equivalents (EURm):	2007	2006
Cash and balances with central banks	2,771	3,778
Loans and receivables to credit institutions, payable on demand	1,437	1,036

Cash comprises legal tender and bank notes in foreign currencies. Balances with central banks consist of deposits in accounts with central banks and postal giro systems under government authority, where the following conditions are fulfilled:

- the central bank or the postal giro system is domiciled in the country where the institution is established
- the balance on the account is readily available at any time.

Loans and receivables to credit institutions, payable on demand include liquid assets not represented by bonds or other interest-bearing securities.

Notes to the financial statements

Note 1 Accounting policies

Nordea's consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) endorsed by the EU. Additional requirements in accordance with the Swedish Act on Annual Accounts of Credit Institutions and Securities Companies (1995:1559) (ÅRKL), the recommendation RR30:06 "Supplementary Rules for Consolidated Financial Statements" of the Swedish Financial Accounting Standards Council (RR) as well as the accounting regulations of the Financial Supervisory Authority (FFFS 2006:16) have been applied.

These statements are presented in accordance with IAS 34 "Interim Financial Reporting".

Basis for presentation

The accounting policies and the basis for calculations are, in all material aspects, unchanged in comparison with the 2006 Annual Report.

The following change in the presentation has been made:

Consolidation of associated companies

The presentation on the income line "Profit from companies accounted for under the equity method" has been changed from pre- to post taxes.

The effect is a decrease of income by EUR 3m (EUR 5m) on "Profit from companies accounted for under the equity method", and a corresponding decrease on "Tax expense". "Net profit for the period" is unchanged. The comparative figures have been restated accordingly.

Changes in Group structure

In the fourth quarter 2006 Nordea signed an agreement to acquire an 85.72% holding in OOO Promyshlennaya Companiya Vestkon (Vestkon). Vestkon's main operation is to act as a holding company in the Joint Stock Bank Orgresbank (Orgresbank). Vestkon's holding in Orgresbank is 87.50%. This leads to an indirect holding in Orgresbank of 75.01%.

The minority shareholders in Vestkon are three persons in the management of Orgresbank. The direct minority shareholder in Orgresbank is the European Bank for Reconstruction and Development (EBRD).

In addition to the 85.72% holding in Vestkon, Nordea and the minority shareholders have a binding shareholders' agreement, stating that Nordea shall purchase, and the minority shareholders shall sell, the minority shareholders' holdings in Vestkon and Orgresbank at a pre-agreed point in time. The purchase price will be based on Orgresbank's financial performance in the Annual Report 2009. This will lead to a 100% holding in Vestkon and Orgresbank. The binding shareholders' agreement has led to that 100% of Vestkon and Orgresbank is being consolidated into the Nordea Group already in Q1 2007. The future purchase price has been estimated using the relevant information available at the date of acquisition, and accounted for as an investment in shares and as a liability to the minority shareholders. Going forward, the estimated future purchase price will vary with the financial performance in Orgresbank.

The agreement in the fourth quarter 2006 was subject to necessary approvals. The transaction was therefore not closed until 27 March 2007, which is the date of acquisition. Vestkon is consolidated in the Nordea Group as from 31 March 2007.

The following purchase price allocation (PPA) has been established as of 31 March 2007. The initial accounting is preliminary, and can be updated within the next 12 months.

EURm	31 Mar 2007
Assets	813
Liabilities	714
Net assets in accordance with IFRS	99
Purchase price, settled in cash	289
Transaction cost	5
Cost of combination	294
Surplus value	195
Customer related intangible asset, post tax	21
Goodwill	174
Total surplus value	195

Goodwill arises mainly due to the fact that Nordea acquires a functional organisation with all necessary resources, processes and licenses to conduct banking business in Russia. Orgresbank has more than 35 branches and outlets. There is a significant value in the local business knowledge and network held by the key management personnel and other employees centrally and within these outlets. The number of employees amounts to around one thousand. There are also significant values in the established processes used to run the day-to-day operations as well as in the current product portfolio. This is a platform, which will be of substantial value in the expected development in Russia. The value for Nordea lies in the possibility to generate future earnings. Orgresbank is operating within an emerging market and is furthermore a fairly young organisation (established 1994), why the expectations on the future development are high. The value of the platform is not possible to separate from goodwill.

A customer-related intangible asset has been separated from goodwill. The part separated is related to future earnings from acquired customers. This relates, however, only to the part over which Nordea has been assessed to have sufficient control. Amortisation is made over 10 years.

For more information on the financial performance of Orgresbank, see the section covering "Corporate and Institutional Banking" in this Interim Report.

Note 1, continued

Exchange rates

EUR 1 = SEK	Jan-Mar 2007	Jan-Dec 2006	Jan-Mar 2006
Income statement (average)	9.1878	9.2521	9.3708
Balance sheet (at end of period)	9.3432	9.0394	9.4376
EUR 1 = DKK			
Income statement (average)	7.4521	7.4593	7.4622
Balance sheet (at end of period)	7.4510	7.4556	7.4629
EUR 1 = NOK			
Income statement (average)	8.1686	8.0438	8.0258
Balance sheet (at end of period)	8.1248	8.2300	7.9572
EUR 1 = PLN			
Income statement (average)	3.8853	3.8924	3.8369
Balance sheet (at end of period)	3.8592	3.8292	3.9363

Note 2 Net gains/losses on items at fair value, EURm	Jan-Mar 2007	Jan-Mar 2006
Shares/participations and other share-related instruments	170	549
Interest-bearing securities and other interest-related instruments	296	27
Other financial instruments	-8	-37
Foreign exchange gains/losses	76	-14
Investment properties, Life	43	37
Change in technical provisions, Life[1]	-222	40
Change in collective bonus potential, Life	-65	-326
Insurance risk income, Life	67	56
Insurance risk expense, Life	-66	-53
Total	**291**	**279**

[1] Premium income amounts to EUR 666m for Jan-Mar 2007 (Jan-Mar 2006: EUR 671m).

Note 3 Loan losses, EURm	Jan-Mar 2007	Jan-Mar 2006
Loan losses divided by class, net		
Loans and receivables to credit institutions	0	-
- of which write-offs and provisions	0	-
- of which reversals and recoveries	0	-
Loans and receivables to the public	14	40
- of which write-offs and provisions	-118	-83
- of which reversals and recoveries	132	123
Off-balance sheet items[1]	-1	-9
- of which write-offs and provisions	-9	-9
- of which reversals and recoveries	8	-
Total	**13**	**31**
Specification of Loan losses		
Changes of allowance accounts in the balance sheet	7	25
- of which Loans and receivables	8	34
- of which Off-balance sheet items[1]	-1	-9
Changes directly recognised in the income statement	6	6
- of which realised loan losses	-10	-13
- of which realised recoveries	16	19
Total	**13**	**31**

[1] Included in Provisions in the balance sheet.

Note 4 **Loans and receivables and their impairment**

EURm	31 Mar 2007	Total 31 Dec 2006[1]	31 Mar 2006
Loans and receivables, not impaired	249,417	240,279	222,196
Impaired loans and receivables:	1,355	1,616	1,681
- Performing	855	941	1,199
- Non-performing	500	675	482
Loans and receivables before allowances	**250,772**	**241,895**	**223,877**
Allowances for individually assessed impaired loans	-668	-764	-975
- Performing	-352	-404	-651
- Non-performing	-316	-360	-324
Allowances for collectively assessed impaired loans	-364	-354	-396
Allowances	**-1,032**	**-1,118**	**-1,371**
Loans and receivables, book value	**249,740**	**240,777**	**222,506**

EURm	Credit institutions 31 Mar 2007	31 Dec 2006	31 Mar 2006	The public 31 Mar 2007	31 Dec 2006[1]	31 Mar 2006
Loans and receivables, not impaired	27,512	26,804	31,832	221,905	213,475	190,364
Impaired loans and receivables:	8	8	7	1,347	1,608	1,674
- Performing	6	6	5	849	935	1,194
- Non-performing	2	2	2	498	673	480
Loans and receivables before allowances	**27,520**	**26,812**	**31,839**	**223,252**	**215,083**	**192,038**
Allowances for individually assessed impaired loans	-8	-7	-7	-660	-757	-968
- Performing	-6	-6	-5	-346	-398	-646
- Non-performing	-2	-1	-2	-314	-359	-322
Allowances for collectively assessed impaired loans	-10	-13	-13	-354	-341	-383
Allowances	**-18**	**-20**	**-20**	**-1,014**	**-1,098**	**-1,351**
Loans and receivables, book value	**27,502**	**26,792**	**31,819**	**222,238**	**213,985**	**190,687**

[1] Restated

Reconciliation of allowance accounts for impaired loans

Loans and receivables, EURm	Credit institutions Individually assessed	Collectively assessed	The public Individually assessed	Collectively assessed	Total Individually assessed	Collectively assessed	Total
Opening balance at 1 Jan 2007	**-7**	**-13**	**-757**	**-341**	**-764**	**-354**	**-1,118**
Provisions	0	0	-60	-48	-60	-48	-108
Reversals	-	0	78	38	78	38	116
Changes through the income statement	**0**	**0**	**18**	**-10**	**18**	**-10**	**8**
Allowances used to cover write-offs	-	-	45	0	45	0	45
Currency translation differences	0	3	33	-3	33	0	33
Closing balance at 31 Mar 2007	**-7**	**-10**	**-661**	**-354**	**-668**	**-364**	**-1,032**
Opening balance at 1 Jan 2006	**-7**	**-11**	**-1,057**	**-406**	**-1,064**	**-417**	**-1,481**
Provisions	-	-	-52	-17	-52	-17	-69
Reversals	-	-	77	26	77	26	103
Changes through the income statement	-	-	**25**	**9**	**25**	**9**	**34**
Allowances used to cover write-offs	-	-	36	-	36	0	36
Currency translation differences	0	-2	28	14	28	12	40
Closing balance at 31 Mar 2006	**-7**	**-13**	**-968**	**-383**	**-975**	**-396**	**-1,371**

Note 4, continued

Allowances and provisions

EURm	31 Mar 2007	31 Dec 2006	31 Mar 2006
Allowances for items in the balance sheet	-1,032	-1,118	-1,371
Provisions for off balance sheet items	-71	-40	-66
Total allowances and provisions	**-1,103**	**-1,158**	**-1,437**

Key ratios

	31 Mar 2007	31 Dec 2006[6]	31 Mar 2006
Impairment rate, gross[1], %	0.5	0.7	0.8
Impairment rate, net[2], %	0.3	0.4	0.3
Total allowance rate[3], %	0.4	0.5	0.6
Allowance rate, impaired loans[4], %	49.3	47.3	58.0
Non-performing loans and receivables, not impaired[5], EURm	92	95	92

[1] Individually assessed impaired loans and receivables before allowances divided by total loans and receivables before allowances, %

[2] Individually assessed impaired loans and receivables after allowances divided by total loans and receivables before allowances, %

[3] Total allowances divided by total loans and receivables before allowances, %

[4] Allowances for individually assessed impaired loans and receivables divided by individually assessed impaired loans and receivables before allowances, %

[5] Past due loans and receivables, not impaired due to future cash flows (included in Loans and receivables, not impaired).

[6] Restated

Note 5 Classification of financial instruments, EURm

31 Mar 2007 **Financial assets**	Loans and receivables	Held to maturity	Held for trading	Assets at fair value	Derivatives used for hedging	Available for sale	Total
Cash and balances with central banks	2,771						2,771
Treasury bills and other eligible bills	10		8,127				8,137
Loans and receivables to credit institutions	16,405		11,097				27,502
Loans and receivables to the public	184,213		8,240	29,785			222,238
Interest-bearing securities		1,554	10,094	15,214		50	26,912
Financial instruments pledged as collateral			10,392				10,392
Shares			8,765	11,397		12	20,174
Derivatives			23,122		437		23,559
Fair value changes of the hedged items in portfolio hedge of interest rate risk	-77						-77
Other assets	6,996						6,996
Prepaid expenses and accrued income	1,535						1,535
Total	**211,853**	**1,554**	**79,837**	**56,396**	**437**	**62**	**350,139**

31 Mar 2007 **Financial liabilities**	Held for trading	Liabilities at fair value	Derivatives used for hedging	Other financial liabilities	Total
Deposits by credit institutions	6,022			30,326	36,348
Deposits and borrowings from the public	2,036			124,304	126,340
Liabilities to policyholders, investment contracts	2,563				2,563
Debt securities in issue	3,918	24,855		61,431	90,204
Derivatives	23,581		746		24,327
Fair value changes of the hedged items in portfolio hedge of interest rate risk				-364	-364
Other liabilities	9,354			11,076	20,430
Accrued expenses and prepaid income				2,058	2,058
Subordinated liabilities				7,987	7,987
Total	**47,474**	**24,855**	**746**	**236,818**	**309,893**

Note 6 Derivatives, EURm

31 Mar 2007	Assets Fair value	Liabilities Fair value	Total nom amount
Derivatives held for trading			
Interest rate derivatives	16,240	16,311	2,228,526
Equity derivatives	1,080	1,497	24,532
Foreign exchange derivatives	4,227	4,250	535,765
Credit derivatives	656	625	82,802
Other derivatives	919	898	7,545
Total	**23,122**	**23,581**	**2,879,170**
Derivatives used for hedging			
Interest rate derivatives	281	281	52,305
Equity derivatives	63	93	504
Foreign exchange derivatives	93	372	9,179
Total	**437**	**746**	**61,988**
Derivatives, total			
Interest rate derivatives	16,521	16,592	2,280,831
Equity derivatives	1,143	1,590	25,036
Foreign exchange derivatives	4,320	4,622	544,944
Credit derivatives	656	625	82,802
Other derivatives	919	898	7,545
Total	**23,559**	**24,327**	**2,941,158**

Note 7 Capital adequacy	31 Mar 2007	31 Dec 2006	31 Mar 2006
Tier 1 capital[1], EURm	13,102	13,147	11,721
Capital base[1], EURm	18,099	18,159	16,284
Risk-weighted assets, EURbn	193.2	185.4	173.6
Tier 1 capital ratio[1], %	6.8	7.1	6.8
Total capital ratio[1], %	9.4	9.8	9.4

[1] Including the result for the first three months. According to Swedish FSA rules (excluding the unaudited result for Q1): Tier 1 capital EUR 12,724m (31 Mar 2006: EUR 11,348m), capital base EUR 17,721m (31 Mar 2006: EUR 15,911m), Tier 1 capital ratio 6.6% (31 Mar 2006: 6.5%), total capital ratio 9.2% (31 Mar 2006: 9.2%).

Note 8 Equity, EURm

	Attributable to shareholders of Nordea Bank AB (publ)						
	Share capital[1]	Share premium account	Other reserves	Retained earnings	Total	Minority interests	Total equity
Opening balance at 1 Jan 2007	**2,594**	**-**	**-111**	**12,793**	**15,276**	**46**	**15,322**
Net change in available-for-sale investments, net of tax			0		0		0
Currency translation differences			-82		-82		-82
Net income recognised directly in equity			*-82*		*-82*		*-82*
Net profit for the period				700	700	1	701
Total recognised income and expense in equity			*-82*	*700*	*618*	*1*	*619*
Purchases of own shares[2,3]				-31	-31		-31
Other changes						-1	-1
Closing balance at 31 Mar 2007	**2,594**	**-**	**-193**	**13,462**	**15,863**	**46**	**15,909**

	Attributable to shareholders of Nordea Bank AB (publ)						
	Share capital[1]	Share premium account	Other reserves	Retained earnings	Total	Minority interests	Total equity
Opening balance at 1 Jan 2006	**1,072**	**4,284**	**-228**	**7,791**	**12,919**	**41**	**12,960**
Net change in available-for-sale investments, net of tax			-2		-2		-2
Currency translation differences			-9		-9		-9
Net income recognised directly in equity			*-11*		*-11*		*-11*
Net profit for the period				663	663	2	665
Total recognised income and expense in equity			*-11*	*663*	*652*	*2*	*654*
Purchases of own shares[2,3]				1	1		1
Other changes						-2	-2
Closing balance at 31 Mar 2006	**1,072**	**4,284**	**-239**	**8,455**	**13,572**	**41**	**13,613**

[1] Total shares registered was 2,594 million (31 Dec 2006: 2,594 million, 31 Mar 2006: 2,706 million).

[2] Refers to the change in the trading portfolio and Nordea's shares within portfolio schemes in Denmark. The number of own shares in the trading portfolio and in the portfolio schemes at at 31 Mar 2007 was 5.2 million (31 Dec 2006 was 2.7 million, 31 Mar 2006: 2.5 million).

[3] No holding of own shares referring to Nordea Bank AB (publ)'s repurchase of own shares at 31 Mar 2007 (31 Dec 2006: 0.0 million, 31 Mar 2006: 112.2 million). No repurchase of own shares during Jan-Mar 2007 (Jan-Dec 2006: 0.0 million, Jan-Mar 2006: 0.0 million). The average number of own shares Jan-Mar 2007 was 0.0 million (Jan-Dec 2006: 84.2 million, Jan-Mar 2006: 112.2 million).

For further information:

- A press conference with the management will be arranged on 3 May at 10.30 CET.
- An analyst conference will be arranged on 3 May at 14.00, CET at Smålandsgatan 17, Stockholm
- A conference call with management will be arranged on 3 May 2007 at 15.30, CET.
  (Please dial + 44 (0) 208 817 9301, access code Nordea, ten minutes in advance.) The telephone conference can be monitored live on www.nordea.com. An indexed on-demand version will also be available on www.nordea.com.
- This interim report is available on www.nordea.com.
  A slide presentation is available on www.nordea.com.

Contacts:

Christian Clausen, President and Group CEO	+46 8 614 7804	
Arne Liljedahl, Group CFO/EVP	+46 8 614 7996	
Johan Ekwall, Head of Investor Relations	+46 8 614 7852	(or +46 70 607 92 69)
Boo Ehlin, Chief Communication Officer, Sweden	+46 8 614 8464	(or +46 70 264 71 65)

Financial calendar

19 July - interim report for the second quarter
25 October - interim report for the third quarter (change of date)

Thursday 3 May 2007

Christian Clausen
President and Group CEO

This report is published in four additional language versions; Danish, Finnish, Norwegian and Swedish. In the event of any inconsistencies between those language versions and this English version, the English version shall prevail.

This report has not been subject to review by the auditors.

Nordea Bank AB (publ)
Smålandsgatan 17
SE-105 71 Stockholm
www.nordea.com/ir
Tel. +46 8 614 7800
Corporate registration No. 516406-0120

END